July 6, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549 Attn: Madeleine Mateo Susan Block	Orrick, Herrington & Sutcliffe LLP 222 Berkeley Street Suite 2000 Boston, MA 02116-3740 +1 617 880 1800 orrick.com

Re:	Dave Inc.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Filed May 1, 2023
File No. 333-262478

Ladies and Gentlemen:

On behalf of our client, Dave Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed on May 1, 2023 (the “Registration Statement”), contained in the Staff’s letter dated May 25, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its amended Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed May 1, 2023

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: We have revised our disclosure on the cover page and pages 6-12 of the Amended Registration Statement in response to the Staff’s comment.

2.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the principal securityholders, the beneficial owners of over 45% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 10, 11 and 12 of the Amended Registration Statement.

3.

We note that the projected revenues for 2021 were $193 million, for 2022 were $377 million, and for 2023 were $533 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and VPCC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended 2021 were approximately $79 million, for the year ended 2022 were approximately $106 million, and for the three months ended March 31, 2023 were approximately $58 million. It appears that you missed your 2021 and 2022 revenue projections and will miss your 2023 revenue projection. Please update your disclosure to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company’s revenues in 2021 and 2022 were approximately $153 million and $205 million, respectively as presented in its annual report on Form 10-K for the year ended December 31, 2022. The Company provided a financial outlook of between $235 million to $260 million of non-GAAP operating revenue for 2023 on March 7, 2023 and reiterated this outlook on May 9, 2023. In response to the Staff’s comment, the Company has added additional disclosure on page 4 of the Amended Registration Statement regarding the Company’s cash and liquidity position as of December 31, 2022 and March 31, 2023, as well as the risks associated with future capital requirement needs and liquidity, and a statement that the Company believes that its cash on hand should be sufficient to meet its working capital and capital expenditure requirements for a period of at least 12 months from the date of the prospectus.

Cover Page, page i

4.

For each of the shares of Class A common stock being registered for resale, disclose the price that the selling securityholders paid for such securities or the shares or warrants overlying the securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 6-10 of the Amended Registration Statement.

5.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and discuss the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 – 7, 8, 10, 12, and 13 of the Amended Registration Statement.

6.

We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that it appears some of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 10 and 11-12 of the Amended Registration Statement.

Overview, page 4

7.

In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Amended Registration Statement and added a risk factor on pages 11-12 of the Amended Registration Statement regarding the possible effect of the offering on the Company’s ability to raise additional capital.

Risk Factors, page 7

8.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure to add risk factors on pages 11 and 12 of the Amended Registration Statement.

* * *

Please do not hesitate to contact me at (617) 880-2219 with any questions or comments regarding this letter.

Sincerely,

/s/ Albert Vanderlaan

cc: Kyle Beilman, Dave Inc.